Liquid Media Group Ltd. 67 East 5th Avenue Vancouver, British Columbia V5T 1G7, Canada NASDAQ: YVR

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, MAY 10, 2022

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

April 7, 2022

Liquid Media Group Ltd. 67 East 5th Avenue Vancouver, British Columbia V5T 1G7, Canada NASDAQ: YVR

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the adjourned annual general and special meeting of the shareholders (the “Meeting”) of Liquid Media Group Ltd. (the “Company”) will be held at the offices of Cozen O’Connor, Suite 1008, 550 Burrard Street, Vancouver, British Columbia, at 10:00 a.m., on Tuesday, May 10, 2022 for the following purposes:

1.To receive and consider the audited consolidated financial statements of the Company for the years ended November 30, 2021 and 2020, together with the report of the auditors thereon;

2.To appoint Davidson and Company LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration;

3.To fix the number of directors at five;

4.To elect directors, as Class III directors, as more particularly set out in the accompanying Information Circular;

5.To approve, by ordinary resolution of the shareholders of the Company, the Omnibus Equity Incentive Plan, the full text of which is set forth in Appendix A to the Information Circular;

6.To approve, by ordinary resolution of the shareholders of the Company, the consolidation of all the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for up to four pre-consolidation common shares, or such lesser number of pre-consolidation common shares that the directors in their discretion may determine, subject to the approval of applicable regulatory authorities (the “Consolidation”), and further authorizing the directors in their sole discretion when and if to effect the Consolidation, in each case without requirement for further approval, ratification or confirmation by shareholders, as more particularly described in the accompanying Information Circular; and

7.To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Out of necessary caution, to proactively deal with the unprecedented public health impact of COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, directors, employees and other stakeholders, management encourages shareholders and others to vote by proxy in order to avoid physical attendance.

Given the need for risk management in respect of COVID-19, the Company asks that anyone planning to attend the Meeting in person advise the Company’s corporate secretary at dmoroney@wiklow.com. To ensure the health and safety of all attendees, the Company reserves the right to take any additional cautionary measure deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 pandemic, including limiting the number of persons who may be allowed in a single room for the Meeting to allow for required social distancing, or any other measures that may be recommended by public health authorities in connection with gatherings of persons.

Shareholders are encouraged to vote by proxy, by mail, by telephone or on the Internet, in advance of the deadline set forth in the accompanying Information Circular. See “Proxies and Voting Rights”. The Company is not aware of any items of business to be brought before the Meeting other than those described in the Information Circular. There will be no Management presentation on the business and operations of the Company at the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

The Meeting is an adjournment of the meeting initially proposed to be held by the Company on April 14, 2022, and accordingly please be advised that the record date for notice and voting has changed. Registered holders of common shares of record at the close of business on April 1, 2022 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Odyssey Trust Company Attn: Proxy Department, 409 Granville Street, Suite 350, Vancouver, British Columbia, Canada, V6C 1T2, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia this 7th day of April, 2022.

BY ORDER OF THE BOARD

/s/ “Joshua Jackson”

Joshua Jackson

Chair

Liquid Media Group Ltd. 67 East 5th Avenue Vancouver, British Columbia V5T 1G7, Canada NASDAQ: YVR

MANAGEMENT INFORMATION CIRCULAR

This Information Circular contains information as at April 7, 2022 unless otherwise stated.

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by the management (“Management”) of Liquid Media Group Ltd. (the “Company”) for use at the adjourned annual general and special meeting (the “Meeting”) of shareholders (“Shareholders”) of the Company to be held at 10:00 a.m. (Vancouver time) on Tuesday, May 10, 2022, at the place and for the purposes set forth in the notice of the Meeting (the Notice of Meeting”).

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by Management will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Circular and related proxy materials to their customers. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Registered Shareholders

If you are a registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the proxy, and return it to Odyssey Trust Company, 409 Granville Street, Suite 350, Vancouver, British Columbia, Canada, V6C 1T2, not less than 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment(s) or postponement(s) thereof.

Non-Registered Shareholders

Only directly registered Shareholders or duly appointed proxyholders are entitled to vote at the Meeting. Most Shareholders are non-registered Shareholders (“Non-Registered Shareholders”) because the common shares of the Company (“Shares”) they own are not registered in their names but are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESSPs and similar plans); or (b) in the name of a clearing agency such as The Canadian Depository for Securities Limited in Canada or the Depository Trust Company in the United States, of which the Intermediary is a participant.

These meeting materials (the “Meeting Materials”) are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

a)Be given a proxy which has already been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed by the Intermediary. This form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and return it in accordance with the instructions provided in the proxy; or

b)More typically, be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form” or “VIF”), which the Intermediary must follow.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. However, without specific voting instructions, Intermediaries and their agents and nominees are prohibited from voting shares for their clients. Accordingly, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Should a Non-Registered Shareholder who receives either a proxy or a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Shareholder should strike out the names of the persons named in the Proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the cases of a VIF, follow the corresponding instructions on the form.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These Meeting Materials are being sent to both registered and non-registered owners of the Shares. If you are a Non-Registered Shareholder, and the Company or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them. The Company does not intend to pay for Intermediaries to forward the Meeting Materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless the Intermediary assumes the cost of delivery.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors and/or officers of the Company. A Shareholder has the right to appoint a person or company (who need not be a Shareholder) other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such Shareholder at the Meeting and any adjournment(s) or postponement(s) thereof. Such right may be exercised either by striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to Odyssey Trust Company, 409 Granville Street, Suite 350, Vancouver, British Columbia, Canada, V6C 1T2, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, or any adjournment(s) or postponement(s) thereof.

A registered Shareholder of the Company who has given a proxy may revoke the proxy by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered Shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the principal office of the Company at any time prior to 8:00 a.m. (Vancouver time)

on the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof, (ii) with the said office of Odyssey Trust Company Attn: Proxy Department at any time prior to 8:00 a.m. (Vancouver time) on the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof, or (iii) with the Chair of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

A Non-Registered Shareholder who has submitted a proxy may revoke a VIF or proxy that has been given to an Intermediary or to the service company that the Intermediary uses by following the instructions of the Intermediary respecting the revocation of proxies, provided that an Intermediary is not required to act on a revocation of a proxy or VIF which is not received by the Intermediary at least seven days prior to the Meeting.

Voting and Discretion of Proxies

The Shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment or postponement thereof, in accordance with the instructions of the Shareholder thereon. In the absence of instructions, such Shares will be voted in favour of each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the accompanying Notice of Meeting and on other matters, if any, which may properly come before the Meeting or any adjournment or postponement thereof.

NOTICE AND ACCESS

The Company is not sending the Meeting Materials to registered Shareholders or Non-Registered Shareholders using notice-and-access delivery procedures defined under NI 54-101 and National Instrument 51-102 Continuous Disclosure Obligations.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee of Management for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the adoption of the Company’s Omnibus Equity Incentive Plan (as defined herein), approval of which will be sought at the Meeting. Directors and executive officers of the Company may participate in such plan, and accordingly have an interest in its approval.  See “Matters to be acted upon at the Meeting – Approval of Omnibus Equity Incentive Plan”.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue 100,000,000 Shares without par value. As of the record date, determined by the Board of Directors of the Company (the “Board”) to be the close of business on April 1, 2022 (the “Record Date”), a total of 19,199,146 Shares were issued and outstanding. Each Common Share entitles the Shareholder of record to one vote at the Meeting. The Company has no other classes of voting securities. Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

To the knowledge of the directors and officers of the Company, as of April 1, 2022, there is no person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company other than Diamond Platinum Holdings Limited, which acquired 2,100,000 (10.94%) common shares of the Company in connection with the Company’s acquisition of Digital Cinema United Holdings Ltd.

MATTERS TO BE ACTED UPON AT THE MEETING

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS CIRCULAR.

HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

1.Financial Statements

The Board has approved the audited consolidated financial statements for the fiscal years ended November 30, 2021 and 2020, together with the auditor’s reports thereon. Copies of these financial statements have been sent to those Shareholders who had requested receipt of the same and are also available on SEDAR at www.sedar.com. The financial information presented at the Company’s prior Annual General Meeting held on January 14, 2021 was in respect of the fiscal year ended November 30, 2019.

2.Appointment of Auditors

At the Meeting, Shareholders will be asked to vote for the appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors. Davidson & Company LLP was first appointed as the auditor of the Company on January 22, 2019.

Unless the Shareholder directs that his or her Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Davidson & Company LLP, to serve as auditors of the Company for the ensuing year and to authorize the Board to fix their remuneration.

3.Set Numbers of Directors

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at five. The number of directors will be approved if the affirmative vote of at least a majority of Shares present or represented by proxy at the Meeting and entitled to vote thereat are voted in favour of setting the number of directors at five.

The shares represented by proxy will be voted FOR the resolution to set the number of directors at five, unless the Shareholder has specified in the form of proxy that the Shareholder’s Shares are to be voted against the resolution.

4.Election of Directors

The Board is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office, which expire at the third succeeding general meeting. Any director whose term has expired is eligible for re-election subject to Board approval.

Charlie Brezer was appointed as a director on July 18, 2018. Joshua Jackson and Stephen Jackson were appointed as directors on July 19, 2018, upon consummation of the Plan of Arrangement with Liquid Media Group (Canada) Ltd. (“Liquid Canada”). The Plan of Arrangement ultimately closed on August 8, 2018 and Liquid Canada became a wholly-owned subsidiary of the Company (the “Transaction”). Nancy Basi was appointed as a director on May 28, 2019. Ronald W. Thomson was appointed as a director on January 14, 2021.

Nancy Basi is designated as a Class I director with a term that expires at the Company’s 2023 annual general meeting (“AGM”) meeting.

Charlie Brezer and Ronald W. Thomson are designated as Class II directors with a term of office that expires at the Company’s 2024 AGM.

Joshua Jackson and Stephen Jackson are designated as Class III directors, with a term that expires at this Meeting.

Accordingly, at the Meeting, the persons named below will be presented for election at the Meeting as management’s nominees to the Board as a Class III director. Information concerning such persons, as furnished by the individual nominees, as at Record Date, is as follows:

Name, Jurisdiction of Residence and Position with the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Class of Director and Term of Expiry	Number of Common Shares beneficially owned or directly or indirectly controlled (1)	Other Class of Securities Held
Joshua Jackson (1) (2) Woodland Hills, CA USA Chair and Director

Mr. Jackson has been the Chair of the Company since July 2018, prior to which he had the same roles with the Company’s predecessor company, Liquid Media Group (Canada) Ltd. (“Liquid Canada”) since January 2014. Mr. Jackson is an actor, producer and director with over 20 years’ experience in the film industry. Mr. Jackson has won several awards and nominations for his film and television work, including a Genie for best actor and a “Screen Actors Guild” award. He has starred in Golden Globe winning show “The Affair”, “Dawson’s Creek” and “Fringe” with JJ Abrams as Director/Producer. As a 23-year member of the Screen Actors Guild and a 13 year member of the Directors Guild of America, Mr. Jackson has significant experience and a large network in the Hollywood business community.

		July 19, 2018	Class III At the 2025 AGM	860,533	125,000 stock options
Stephen Jackson (1) (2) Vancouver, BC Director	Mr. Jackson has been a director of the Company since July 2018. Mr. Jackson acts as corporate counsel at Northland Properties Corporation and advises on a wide range of corporate, real estate, labour and commercial matters. Previously, he was a principal at Forstrom Jackson from 1999 to 2018, when he advised clients on commercial and particularly securities matters in Canada, the USA and other jurisdictions. He was called to the bar of BC in 1989 and has also been called to the bar of Yukon. He has acted as a director and officer of a number of public companies in Canada and the US.	July 19, 2018	Class III At the 2025 AGM	30,000	55,000 stock options

(1)Member of the Audit Committee.

(2)Member of the Nominating and Corporate Governance Committee.

Each Class III director elected at the Meeting will hold office until the term of expiry noted above or until his successor is duly elected or appointed.

The persons named below are the current Class I and Class II directors whose term of office will continue after the Meeting.

Name, Jurisdiction of Residence and Position with the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Class of Director and Term of Expiry	Number of Common Shares beneficially owned or directly or indirectly controlled	Other Class of Securities Held
Nancy Basi (1) Vancouver, BC Director

Ms. Basi is Executive Director of the Media & Entertainment Centre (VMEC) for the Vancouver Economic Commission, where she works strategically to grow and support the screen-based entertainment industries for the City of Vancouver and surrounding areas. Included in her portfolio are features, series, visual efforts and animation, games and virtual/augmented reality. With her move to the VMEC in 2011, Ms. Basi brought her 20 years of experience in the feature film, television and commercial industry in physical production, visual effects and animation. Clients included Walt Disney Studios, Columbia Pictures, Warner Bros., 20th Century Fox, Nike and Mercedes. Ms. Basis currently serves on the Executive Board of Women in Animation (WIM) Vancouver Chapter and as Vice President of the VRARA Vancouver Chapter (Virtual Reality/Augmented Reality Association), and is a member of numerous digital entertainment societies and member-based organizations.

		May 2, 2019	Class I At the 2023 AGM	22,500	30,000 stock options
Charlie Brezer Vancouver, BC President and Director	Mr. Brezer has been a director of the Company since July 2018, prior to which he was a director of Liquid Canada since October 2015. Mr. Brezer is an entrepreneur and businessman with over fifteen years of business experience. Mr. Brezer has experience in taking businesses from infancy to concept development to commercial growth. Mr. Brezer has completed the Canadian Securities Course.	July 18, 2018	Class II At the 2024 AGM	130,151	232,995 stock options
Ronald W. Thomson Toronto, ON CEO and Director

Mr. Thomson is the president of global business development firm Cameron Thomson Group Ltd. based in Toronto, London, Lake Como, Los Angeles and Taipei. He is recognized as a leading entrepreneur in the media/entertainment and IT industry. He is also CEO of wireless content provider WirelesStudios Inc., a wholly-owned subsidiary of Cameron Thomson, and the founder of Cameron Thomson Group, WirelesStudios, Cyphertech Systems Inc., Audiotrack Watermark Solutions Corp., and the annual Como Forum on Media Content. In addition, Mr. Thomson serves as CEO of global filmed entertainment powerhouse CT Asia Entertainment & Culture Ltd., based in Taiwan.

		January 14, 2021	Class II At the 2024 AGM	0	750,715 stock options

(1)Member of the Audit Committee.

Corporate Cease Trade Orders / Bankruptcy

No proposed nominee for election as a director of the Company is, as at the date hereof, or has been, within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer, of any company (including the Company) that:

(a)while that person was acting in the capacity was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed nominee for election as a director of the Company is at the date hereof, or has been within 10 years before the date of this Circular, a director or executive officer of any corporation that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

As of the date of this Circular, no proposed nominee for election as a director of the Company is, or has been, subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

As of the date hereof, no proposed nominee for election as a director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed Proxy will vote FOR the election of the nominee as a Class II director whose name is set forth above. Management does not contemplate that the nominee will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy shall have the right to vote for another nominee in their discretion.

5.Approval of Omnibus Equity Incentive Plan

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Omnibus Plan Resolution”) approving the new Omnibus Equity Incentive Plan of the Company dated April 7, 2022 (the “Omnibus Plan”).  A copy of the Omnibus Plan is included as Appendix A to this Circular.

Recommendation of the Board

The Board recommends that the shareholders vote in favour of the approval of the Omnibus Plan Resolution. The persons named in the form of proxy, unless expressly directed to the contrary in such form of proxy, will vote such proxies FOR the Omnibus Plan Resolution to approve the Omnibus Plan.

Reasons for Recommendation

In support of its recommendation to the shareholders to vote FOR the Omnibus Plan Resolution, the Board considered that the Omnibus Plan is an efficient and effective plan to provide the Company with a share-related mechanism to (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, (b) to reward such persons for their sustained contributions and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

Eligible Participants

Pursuant to the terms of the Omnibus Plan, individuals who are: (a) employees of the Company or any of its subsidiaries, (b) persons who work on a full time, part-time or weekly basis for the Company or any of its subsidiaries providing services normally provided by an employee and who are under the control and direction of the Company or a subsidiary, (c) non-employee directors of the Company and (d) a consultant, employee or director of a consultant, who is engaged to provide bona fide services to the Company or any of its subsidiaries, other than in relation to a distribution of securities, and who provides such services under a written contract and who spends or will spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary, are eligible to participate in the Omnibus Plan.

Types of Awards

The Omnibus Plan provides for the grant of options (“Options”). All Options will be granted by an agreement evidencing the Options granted under the Omnibus Plan (an “Option Agreement”).

The Omnibus Plan provides for the grant of restricted share units (“RSU”). All RSUs will be granted by an agreement evidencing the RSUs granted under the Omnibus Plan (a “RSU Agreement”).

The Omnibus Plan provides for the grant of deferred share units (“DSU”). All DSUs will be granted by an agreement evidencing the DSUs granted under the Omnibus Plan (a “DSU Agreement”).

The Omnibus Plan provides for the grant of performance share units (“PSU”). All PSUs will be granted by an agreement evidencing the PSUs granted under the Omnibus Plan (a “PSU Agreement”).

The Options, RSUs, DSUs, and PSUs granted pursuant to the Omnibus Plan are collectively referred to as “Omnibus Plan Awards” in this Circular.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of Common Shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Plan Administration

The Omnibus Plan will be administered by the Board (the “Plan Administrator”). The Plan Administrator has sole and complete authority, in its discretion, to:

(a)determine the eligibility for Omnibus Plan Awards to be granted and the individuals to whom grants of Omnibus Plan Awards may be made;

(b)make grants of Omnibus Plan Awards, in such amounts, to such persons and, subject to the provisions of the Omnibus Plan, on such terms and conditions as it determines including:

(i)the time or times at which Omnibus Plan Awards may be granted;

(ii)the conditions under which: (A) Omnibus Plan Awards may be granted to participants; or (B) Omnibus Plan Awards may be forfeited to the Company, including any conditions relating to the attainment of specified performance goals;

(iii)the number of shares subject to the Omnibus Plan Awards;

(iv)the exercise price to be paid by a participant in connection with the purchase of shares subject to any Options;

(v)whether restrictions or limitations are to be imposed on the shares issuable pursuant to grants of any Omnibus Plan Awards, and the nature of such restrictions or limitations, if any; and

(vi)any acceleration of exercisability, vesting, or waiver of termination regarding any Omnibus Plan Awards, based on such factors as the Plan Administrator may determine;

(c)establish the form or forms of Option Agreements, RSU Agreements, DSU Agreements, and PSU Agreements (collectively, the “Grant Agreements”);

(d)cancel, amend, adjust or otherwise change the type of or the terms and conditions of any Omnibus Plan Awards under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of the Omnibus Plan;

(e)construe and interpret the Omnibus Plan and all Grant Agreements;

(f)adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to the Omnibus Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable laws; and

(g)make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Omnibus Plan.

Shares Available for Awards

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Plan shall not exceed 10% of the aggregate number of Common Shares outstanding from time to time on a non-diluted basis; provided that the acquisition of Common Shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of Common Shares for cancellation. As of the date of this Circular, there are 19,199,146 Common Shares outstanding. There will be 214,469 Common Shares (1.12% of the issued and outstanding Common Shares of the Company as of the date hereof) available for issuance in aggregate under the Omnibus Plan on adoption at the Meeting. The Omnibus Plan is considered to be an “evergreen” plan, since the Common Shares covered by Omnibus Plan Awards which have been exercised or terminated will be available for subsequent grants under the Omnibus Plan and the total number of Omnibus Plan Awards available to grant increases as the number of issued and outstanding Common Shares increases. Shareholder approval of the Omnibus Plan will be required every three years.

The aggregate number of Common Shares, (a) issuable to insiders (as defined in the Omnibus Plan) at any time under all of the Company’s security based compensation arrangements may not exceed 10% the Company’s total issued and outstanding Common Shares; and (b) issued to insiders within any one-year period, under all of the Company’s security based compensation arrangements may not exceed 10% of the Company’s total issued and outstanding Common Shares; provided that the acquisition of Common Shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of Common Shares for cancellation.

Blackout Period

If a date of grant occurs or an Omnibus Plan Award expires during a time when an undisclosed material change or material fact in the affairs of the Company exists, the date of grant for such award, or expiry of such award, as the case may be, will be no later than 10 business days after which there is no longer such undisclosed material change or material fact, and the Market Price (as defined herein) with respect to the grant of such award shall be calculated based on the five business days immediately preceding the date of grant.

Options

An Option entitles a holder thereof to purchase a Common Share at an exercise price set at the time of the grant, which exercise price must in all cases be not less than the market price (as defined herein) on the date of grant (the “Exercise Price”).

Market Price shall be the volume weighted average trading price of the Common Shares on the Nasdaq, for the five trading days immediately preceding the date of grant (or, if such Common Shares are not then listed and posted for trading on the Nasdaq, on such stock exchange on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Board); provided that with respect to an Omnibus Plan Award made to a U.S. taxpayer, such participant and the number of Common Shares subject to such award shall be identified by the Board or the Committee (as defined in the Omnibus Plan) prior to the start of the applicable five trading day period. In the event that such Common Shares are not listed and posted for trading on the Nasdaq (or any other exchange on which the Common Shares are or may be listed from time to time), the Market Price shall be the fair market value of such Common Shares as determined by the Board in its sole discretion and, with respect to an Omnibus Plan Award made to a U.S. taxpayer, in accordance with Section 409A of the Code (as defined in the Omnibus Plan).

The term of each Option will be fixed by the Plan Administrator, but may not exceed 10 years from the grant date.

Restricted Share Units

An RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share for each RSU after a specified vesting period determined by the Plan Administrator, in its sole discretion. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined by multiplying the number of RSUs redeemed for cash by the Market Price on the date of settlement.

The number of RSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the RSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Common Share on the date of grant.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share for each DSU on a future date, generally upon termination of service with the Company. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested DSU, (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

The number of DSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the DSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Common Share on the date of grant.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share for each PSU on a future date, generally upon the achievement of certain performance goals within the Company as determined by the Plan Administrator. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested PSU, (b) subject to the approval of the Plan Administrator, a cash payment or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

Dividend Equivalents

RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Vesting and Exercisability

Subject to the Omnibus Plan, the Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Omnibus Plan Awards. The vesting schedule of any Omnibus Plan Awards granted pursuant to the Omnibus Plan shall be stated in the Grant Agreement for such Omnibus Plan Awards.

Cashless Exercise

A participant may, in lieu of exercising an Option for cash, elect to surrender such Option to the Company in consideration for an amount from the Company equal to (a) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (b) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Common Shares, (the “In-the-Money Amount”) divided by the Market Price per Common Share as of the date such Option (or portion thereof) is exercised. The Company shall satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

Term

Although the Omnibus Plan does not stipulate a term for awards granted thereunder, other than Options, they must vest and settle in accordance with the provisions of the Omnibus Plan and any applicable Grant Agreement, which Grant Agreement may include an expiry date for a specific award

Effect of Termination on Awards

At such time that a participant ceases to be a director, employee, consultant or officer of the Company, which either of directors or officers may be consultants or employees, or any subsidiary of the Company due to the resignation or termination of a participant’s employment with the Company with cause, all unvested Omnibus Plan Awards held by the participant shall expire and immediately terminate for no consideration.

At such time that a participant ceases to be a director, employee, consultant or officer of the Company, which either of directors or officers may be consultants or employees, or any subsidiary of the Company due to the termination of a participant’s employment with the Company without cause, then a portion of any unvested Omnibus Plan Awards shall immediately vest, such portion to be equal to the number of unvested Omnibus Plan Awards held by the participant as of the termination date multiplied by a fraction the numerator of which is the number of days between the date of grant and the termination date and the denominator of which is the number of days between the date of grant and the date any unvested Omnibus Plan Awards were originally scheduled to vest, which vested Omnibus Plan Awards may be exercised or surrendered to the Company by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Omnibus Plan Award; and (B) the date that is 90 days after the termination date. Any Omnibus Plan Award that remains unexercised or has not been surrendered to the Company by the participant shall be immediately forfeited upon the termination of such period

A participant’s eligibility to receive further grants of Omnibus Plan Awards under the Omnibus Plan shall cease at (A) the date that the Company or a subsidiary of the Company, as the case may be, provides the participant with written notification that the participant’s employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the termination date; or (B) the date of the death, disability or retirement of the participant.

Unless the Plan Administrator, in its discretion, otherwise determines, Omnibus Plan Awards shall not be affected by a change of employment or consulting agreement or arrangement or directorship within or among the Company or a subsidiary of the Company provided that the participant continues to be a director, employee or consultant, as applicable, of the Company or a subsidiary of the Company.

Notwithstanding the foregoing, the Plan Administrator may, in its discretion, at any time prior to or following the events contemplated above, or in an employment agreement, Grant Agreement or other written agreement between the Company or a subsidiary of the Company and the participant, permit the acceleration of vesting of any or all Omnibus Plan Awards or waive termination of any or all Omnibus Plan Awards, in the manner and on the terms as may be authorized by the Plan Administrator.

Where a participant becomes disabled, any Omnibus Plan Award held by such participant that has not vested as of the date of the disability of such participant shall vest on such date and may be exercised or surrendered to the Company by the participant at any time until the expiry date of such award.

Where a participant’s employment, consulting agreement or arrangement is terminated by reason of death, any Omnibus Plan Award held by the participant that has not vested as of the date of the death of such participant shall vest on such date and may be exercised or surrendered to the Company by the participant at any time during the period that terminates the earlier of: (a) the expiry date of such award; and (b) one year from the date of death of such participant.

Change in Control

Except as may be set forth in an employment agreement, Grant Agreement or other written agreement between the Company or a subsidiary of the Company and the participant, the Plan Administrator may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause:

(a)the conversion or exchange of any outstanding Omnibus Plan Awards into or for rights of substantially equivalent value, as determined by the Plan Administrator in its discretion, in and entity participating in or resulting from a Change in Control (as defined in the Omnibus Plan);

(b)outstanding Omnibus Plan Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Omnibus Plan Award to lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control;

(c)the termination of an Omnibus Plan Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Omnibus Plan Award or realization of the participant’s rights as of the date of the occurrence of the transaction net of any exercise price payable by the participant (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Omnibus Plan Award or realization of the participant’s rights net of any exercise price payable by the Participant, then such Omnibus Plan Award may be terminated by the Company without payment);

(d)the replacement of such Omnibus Plan Award with other rights or property selected by the Board in its sole discretion; or

(e)any combination of the foregoing.

In taking any of the foregoing actions, the Plan Administrator will not be required to treat all Omnibus Plan Awards similarly in the transaction (subject to applicable stock exchange approval, if required). Notwithstanding the foregoing, in the case of Omnibus Plan Awards held by a participant that is a resident of Canada for the purposes of the Tax Act (as defined in the Omnibus Plan) (a “Canadian Taxpayer”), the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to the terms of a change of control) any property in connection with a change of control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act) of the Company or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for the purposes of the Tax Act) with the Company, as applicable, at the time such rights are issued or granted.

Assignability

Except as required by law, the rights of a participant under the Omnibus Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged unless otherwise approved by the Plan Administrator.

Amendment, Suspension or Termination of the Omnibus Plan

The Plan Administrator may from time to time, without notice and without approval of the shareholders, amend, modify, change, suspend or terminate the Omnibus Plan or any Omnibus Plan Awards granted pursuant thereto as it, in its discretion, determines appropriate, provided however, that: (a) no such amendment, modification, change, suspension or termination of the Omnibus Plan or any Omnibus Plan Awards granted thereunder may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Plan without the consent of the participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or exchange requirements; and (b) any amendment that would cause an Omnibus Plan Award held by a U.S. taxpayer to be subject to the additional tax penalty under Section 409A(1)(B)(i)(II) of the Code (as defined in the Omnibus Plan) shall be null and void ab initio with respect to the U.S. taxpayer unless the consent of the U.S. taxpayer is obtained.

Notwithstanding the foregoing and subject to any rules of the exchange, approval of the holders of the Common Shares shall be required for any amendment, modification or change that:

(a)increases the percentage of Common Shares reserved for issuance under the Omnibus Plan, except pursuant to the provisions in the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)increases or removes the limits on Common Shares issuable or issued to insiders;

(c)reduces the Exercise Price an Omnibus Plan Award (for this purpose, a cancellation or termination of an Omnibus Plan Award of a participant prior to its Expiry Date for the purpose of reissuing an Omnibus Plan Award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Omnibus Plan Award ) except pursuant to the provisions of the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)extends the term of an Omnibus Plan Award beyond the original expiry date (except where an expiry date would have fallen within a blackout period of the Company);

(e)permits an Omnibus Plan Award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period of the Company);

(f)increases or removes the limits on the participation of directors;

(g)changes the eligible participants of the Omnibus Plan;

(h)permits Omnibus Plan Awards to be transferable or assignable other than for normal estate settlement purposes; or

(i)deletes or reduces the range of amendments which require approval of shareholders.

Shareholder Approval

The Omnibus Plan Resolution must be passed by the majority of the votes cast by shareholders present or represented by proxy who are entitled to vote at the Meeting. The Omnibus Plan is an “evergreen” equity based compensation plan and therefore shareholder approval will be required every three years in respect of the Omnibus Plan since the plan involves the issuance from treasury or potential issuance from treasury of securities of the Company.

As of the date of this Circular, the Company has not implemented the Omnibus Plan and has not conditionally granted any awards under the Omnibus Plan.

At the Meeting, the shareholders of the Company will be asked to pass a resolution in substantially the following form:

“IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.The Omnibus Plan of the Company and the reservation for issuance thereunder of up to 10% of the aggregate number of common shares of the Company as are issued and outstanding from time to time, substantially in the form as set out in Appendix A to the management information circular of the Company dated April 7, 2022, is hereby confirmed, ratified and approved as the omnibus equity plan of the Company and the Company has the ability to grant options and other awards under the Omnibus Plan until the date that is May 10, 2025.

2.The options and other awards to be issued under the Omnibus Plan, and all unallocated options and other awards under the Omnibus Plan, be and are hereby approved;

3.The Board is hereby authorized to make such amendments to the Omnibus Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Omnibus Plan, the approval of the shareholders;

4.Notwithstanding the passing of the foregoing resolution, the board of directors of the Company may, without further notice or approval of the shareholders of the Company, revoke this resolution, in whole or in part, at any time prior to the Omnibus Plan becoming effective; and

5.Any one officer of the Company be, and is hereby authorized and directed, for and on behalf of the Company, to finalize, sign or deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the NASDAQ, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.”

Unless otherwise instructed, the proxies solicited by management will be voted FOR the Omnibus Plan.

6. Approval of Share Consolidation

The Company requires financing to execute its business plan. It is the Board’s opinion that the structure of the Company’s existing issued and outstanding share capital is not conducive to completing additional financing and that a consolidation of the Company’s share capital is required in order facilitate attracting new equity investment in the Company.

The Board has determined a consolidation ratio of up to 1:4 – one (1) new post-consolidation common share for up to 4 pre-consolidation common shares, or such lesser number of pre-consolidation common shares that the Board in their discretion may determine, subject to the approval of the applicable regulatory authorities (the “Consolidation”) – such that upon completion of the Consolidation all of the 19,199,146 issued and outstanding shares of the Company will be consolidated into approximately 4,799,786 issued and outstanding shares. Outstanding stock options and warrants will similarly be adjusted by the consolidation ratio.

Upon completion of the Consolidation the Company is required to obtain a new CUSIP number. The Company will retain its current name. Therefore, at the Meeting, shareholders will be asked to consider, and if thought fit, to approve an ordinary resolution in the following form:

“BE IT RESOLVED, as an ordinary resolution, that:

1.the Board of Directors of the Company be and is hereby authorized, subject to approval of the applicable regulatory authorities, to take such actions as are necessary to consolidate, at any time following the date of this resolution, all of the issued and outstanding common shares of the Company on the basis of one (1) new post-consolidation common share for up to four (4) pre-consolidation common shares, or such lesser number of pre-consolidation common shares that the directors in their discretion may determine, subject to the approval of applicable regulatory authorities;

2.any one or more directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents and other writings, including the Notice of Alteration, as may be required to give effect to the true intent of these resolutions; and

3.despite the foregoing authorization, the Board of Directors of the Company may, at its discretion, determine when such consolidation will take place and may further, at its discretion, determine not to effect a consolidation of all of the issued and outstanding common shares of the Company, in each case without requirement for further approval, ratification or confirmation by the shareholders of the Company.”

The foregoing resolution permits the Board, without further approval by the shareholders, to select the final consolidation ratio and proceed with the Consolidation at any time following the date of this Meeting. Alternatively, the Board may choose not to proceed with the Consolidation if the Board, in their discretion, deem that it is no longer desirable to do so.

In order to be effective, the foregoing ordinary resolution must be approved by a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution.

It is the intention of the persons named in the accompanying Proxy, if not expressly directed to the contrary in such Proxy, to vote such proxies FOR the ordinary resolution authorizing the Consolidation.

The Board believes the passing of the foregoing ordinary resolution is in the best interests of the Company, and will best enable management of the Company to facilitate any future financing and reorganize the Company’s share structure. The Board recommends that shareholders of the Company vote in favour of the foregoing resolution.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters that are not known to management of the Company as of the date hereof should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting such proxy.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

National Policy 58-201 Corporate Governance Guidelines, of the Canadian Securities Administrators, establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and discloses its corporate governance practices.

Independence of Members of Board

Three of the five current directors (Joshua Jackson, Stephen Jackson and Nancy Basi) are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ronald W. Thomson is not independent as he is the Chief Executive Officer of the Company and Charlie Brezer is not independent as he is President of the Company.

Management Supervision by Board

The Board of Directors is ultimately responsible for the overall governance of the Company. This includes defining the responsibilities of senior management. The Board reviews and approves the corporate objectives that the senior management is responsible for meeting. There is a clear understanding between senior management and the Board that all strategic decisions will be presented by management to the Board for approval.

The Board expects management to:

•review the Company's strategies and their implementation in all key areas of the Company's activities; and

•identify opportunities and risks affecting the Company's business and find ways of dealing with them.

The Board is comprised of a majority of independent directors. At all meetings of the Board and committees, any independent Board member may request that all members of management, including the management director, be excused so that any matter may be discussed without any representative of management being present. The independent directors meet after regularly scheduled directors' meetings without the presence of the non-independent directors. The independent directors are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present. The Company's auditors, legal counsel and employees may be invited to attend.

The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which are composed entirely of independent directors.

The Board believes that this structure facilitates the functioning of the Board independently of the Company's management and therefore has not considered it necessary to appoint an independent lead director.

Participation of Directors in Other Reporting Issuers

As of the date of this Circular, none of the directors are current directors in other reporting issuers or other public companies.

Board Mandate

The Board has adopted a written mandate, a copy of which was filed as Schedule "B" to the Company's Information Circular dated May 25, 2006, as filed on SEDAR at www.sedar.com on May 30, 2006, which mandate is incorporated by reference in this Circular.

Position Descriptions

The Board has not adopted formal position descriptions for the Chair of the Board and committees. It has, however, adopted written mandates for the Board of Directors and each of the committees. The Board of Directors and each committee have designated a Chair, whose responsibility it is to ensure that the mandate is followed, and in the case of the committees, to report to the Board of Directors. The role of the Chair of the Board includes leading the Board and organizing the Board to achieve the goals of the Company; setting Board meeting agendas; leading all Board discussions; leading discussions and facilitating communications between the independent directors and management.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, management is responsible for ensuring an appropriate program for new directors and ongoing education for existing directors.

New directors are generally seasoned business executives with extensive experience on the boards of directors of other companies or who have served in executive management positions for other private and public companies with similar experience to the Company's business operations.

New Board members are encouraged to ask questions regarding the role of the Board of Directors, and its committees, and the Company's operations, and are provided with financial and narrative information regarding the Company's business and given access to information respecting the functioning of the Board of Directors and its committees. New Board members are also provided with copies of the Company's corporate governance policies, the Board mandate, the committee charters, the Company's business plan and financial statements, and minutes of previous meetings of the Board and its committees.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation, with management's assistance; and to attend related industry seminars and visit the Company's corporate headquarters and operations. Board members have full access to the Company's records, and are provided with information about strategic issues, fiduciary duties, regulatory developments, trends in corporate governance and other issues affecting the Company, on a regular basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that applies to the Company's directors, officers and employees. This Code was filed on SEDAR at www.sedar.com on May 30, 2005, and is incorporated by reference in this Circular. Copies will be provided at no charge upon request to the Company at 67 East 5th Avenue, Vancouver, British Columbia, V5T 1G7 or electronically at dmoroney@wiklow.com.

The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of senior management of the Company, or to the Audit Committee. The Board monitors compliance with the Code through the Audit Committee and the Company's Whistleblower Policy. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company to date, pertaining to any conduct of a director or executive officer, that constitutes a departure from the Code.

Additionally, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company's high caliber management team promotes a culture of ethical business conduct throughout the Company's operations and is expected to monitor the activities of the Company's employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that directors and officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company's Articles, which are made available to the directors and officers of the Company and are part of the Company's orientation and continuing education process.

Nomination of Directors

The Board has adopted a charter for the Nominating and Corporate Governance Committee. The committee is currently comprised of two independent directors, being Joshua Jackson and Stephen Jackson.

Pursuant to its charter, the responsibilities, powers and operation of the committee include, identifying and recommending new candidates for Board nomination; evaluating the effectiveness of the Board, its committees and its directors; monitoring and reviewing the Company's corporate governance practices and policies and making recommendations for changes when appropriate; and ensuring that a comprehensive orientation is received by new directors and that continuing education opportunities are available.

In connection with its responsibilities relating to Board nominations, the committee is responsible for identifying and recommending new candidates for nomination to the Board based upon: (i) the competencies and skills necessary for the Board as a whole to possess; (ii) the competencies and skills necessary for each individual director to possess; (iii) the competencies and skills which each new nominee to the Board is expected to bring; and (iv) whether the proposed nominee to the Board will be able to devote sufficient time and resources to the Company. Other members of the Board are consulted for possible candidates.

The size of the Board is reviewed on a regular basis by the committee and the Board. The committee and the Board will take into account the number of directors required to carry out the Board's duties effectively, and to maintain a diversity of view and experience.

Compensation of Directors and Senior Officers

The independent directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company. Reference is made to the Statement of Executive Compensation section herein for further information.

Assessments

The Board conducts informal assessments of the Board's effectiveness, the individual directors and each of its committees on a regular basis. As part of the assessments, the Board reviews the mandates or charters and conducts reviews of applicable corporate policies. In the case of an individual director, the Board considers the applicable positions description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

AUDIT COMMITTEE

Information regarding the Company’s Audit Committee is contained in the Company’s Form 20-F (the “AIFs”) for the years ended November 30, 2021 and 2020 filed on April 7, 2022 and March 1, 2021 respectively on SEDAR. A copy of the AIFs is available on SEDAR at www.sedar.com.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company's strength and ability to sustain growth is based on an organization that perceives people as its single most important asset. The Company's philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to the Company's long-term success.

The Company does not have a formal compensation committee. The Company relies on the independent members of the Board for determining executive compensation. The Board may, from time to time, retain independent consultants to advise on compensation matters.

Compensation Program

The Company's executive compensation program includes base salary, annual cash or short-term incentives (bonuses) and long-term incentive compensation in the form of stock options.

The compensation program is designed to:

•promote an ownership mentality among key leadership and the Board of Directors;

•enhance the overall performance of the Company; and

•recognize and reward individual performance and responsibility.

Base Compensation

The Company determines base salary based on a combination of factors, including comparable market data, experience, expertise and job responsibilities. The Company's process for determining executive compensation is relatively simple and does not include formal targets, criteria or analysis. Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and Company performance, salary trends in the Company's business sector, and any increase in responsibilities assumed by the executive.

Short-Term Incentives

Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. Depending on the Company's financial and operating performance, performance-based bonuses may be awarded.

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Company's Shares. Long-term incentives may be granted in the form of securities. The Company awards equity-based compensation to its executive officers and employees, based upon the Board’s determination. Previous awards of such equity compensation are taken into account when considering new grants. Implementation of a new incentive equity-based compensation plans are the responsibility of the Company Board. The Company’s equity compensation plans are discussed in more detail under “Matters to be acted upon at the Meeting – Approval of Omnibus Equity Incentive Plan”.

Risk Considerations

As the Company does not have a bonus program in place for its employees generally, and any significant bonuses for the Named Executive Officers (as defined below in the section "Summary Compensation Table") must be approved by the Board, the Board has not considered the implications of risks associated with the Company's compensation policies and practices. While the Board of Directors does not formally analyze risks associated with the Company's compensation policies and practices, these policies and practices do not include structural inconsistencies that are likely to unduly encourage or cause an executive officer to expose the Company to inappropriate or excessive risks.

Financial Instruments

No Named Executive Officer or director is permitted to purchase financial instruments to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Shares of the Company with the cumulative total return of the NASDAQ Composite Index (“NASDAQ Index”) for the period from completion of the Transaction on August 8, 2018 to November 30, 2021.

	November 30, 2021	November 30, 2020	November 30, 2019
YVR Price (US$)	$1.24	$1.74	$2.83
NASDAQ INDEX	15,538	12,198	7331

Option-Based Awards

At the Meeting, the shareholders of the Company will be asked to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution approving the new Omnibus Equity Incentive Plan of the Company.  The terms of the Omnibus Plan are discussed in more detail under the heading “Shareholder Approval of Omnibus Equity Incentive Plan” herein.

Compensation Governance

Please see the sections above titled "Base Compensation", "Short-Term Incentives", and "Long Term Incentives" for a discussion of the practices adopted by the Board to determine compensation for directors and executive officers. The Company does not have a formal compensation committee.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of:

(a)each individual who acted as the Chief Executive Officer ("CEO") or the Chief Financial Officer ("CFO") or acted in a similar capacity for all or any portion of the most recently completed financial year,

(b)each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year, and

(c)each individual who would have satisfied the criteria under paragraph (b) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

(collectively the "Named Executive Officers" or "NEOs").

NEO Name and Principal Position	Fiscal Year	Salary ($)	Share- based awards ($)(1)	Option- based awards (2) ($)	Non-equity Incentive plan compensation		All Other Compen- sation ($)(8)	Pension Value ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Ronald Thomson (3) CEO and Director	2021 2020 2019	264,689 N/A N/A	Nil N/A N/A	123,097 N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil N/A N/A	Nil N/A N/A	387,786 N/A N/A
Andy Wilson (4) CFO	2021 2020 2019	97,796 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil N/A N/A	Nil N/A N/A	97,796 N/A N/A
Charlie Brezer President and Director	2021 2020 2019	166,565(5) 153,999 (5) 109,759 (5)	275,783 108,107 Nil	17,455(9) 163,655 280,574	Nil Nil Nil	Nil Nil Nil	1,182 4,483 4,505	Nil Nil Nil	460,985 430,244 394,838
Daniel Cruz (6) Former CFO	2021 2020 2019	96,482 (7) 153,999 (7) 109,759 (7)	136,788 108,107 Nil	21,050 (9) 163,655 280,574	Nil Nil Nil	Nil Nil Nil	1,182 4,483 4,505	Nil Nil Nil	255,502 430,244 394,838
Joshua Jackson Director	2021 2020 2019	Nil Nil) Nil)	275,783 108,107 Nil	8,211 (9) 163,655 21,511	Nil Nil Nil	Nil Nil Nil	4,787 4,483 4,505	Nil Nil Nil	288,781 276,245 26,016

(1)Represents RSUs vested during the years ended November 30, 2021 and 2020, based on the closing price of shares on the dates of vesting of $1.47 per share, $1.86 per share, and $1.89 per share.

(2)The value of option awards reflects the grant date fair value for the option awards that vested in the 2021, 2020 and 2019 fiscal years.  The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model.

(3)Mr. Thomson was appointed as CEO on January 1, 2021 and as a director on January 14, 2021.

(4)Mr. Wilson was appointed as CFO on April 26, 2021.

(5)Mr. Brezer charged consulting fees from Ispani Holdings Inc., a company controlled by Mr. Brezer until December 31, 2019.  Effective January 1, 2020, Mr. Brezer was paid as an employee of the Company.

(6)Mr. Cruz resigned as CFO on April 26, 2021 and as a director on May 31, 2021.

(7)Mr. Cruz charged consulting fees from Wawel Den Inc., a company controlled by Mr. Cruz until December 31, 2019.  Effective January 1, 2020, Mr. Cruz was paid as an employee of the Company.

(8)During fiscal 2019 and 2020, Mr. Cruz, Mr. Brezer, and Mr. Jackson were paid CAD$6,000 each for directors’ fees.  During fiscal 2021 Mr. Cruz and Mr. Brezer received directors fees of CAD$2,000 and Mr. Jackson received directors fees of $6,000.

(9)During fiscal 2021, no options were granted; however, options granted in fiscal 2019 and 2020 were repriced from $2.55 to $1.90.

In January 2018, the Company entered into formal consulting agreements with Wawel Den Inc., a company controlled by Mr. Cruz, and Ispani Holdings Inc., a company controlled by Mr. Brezer, which expired on December 31, 2018. In January 2019, new agreements with Wawel Den Inc. and Ispani Holdings Inc. were entered into which expired on December 31, 2019. In May 2019, new agreements with Wawel Den Inc. and Ispani Holdings Inc. were entered into. On December 31, 2019, the agreements with Wawel Den Inc. and Ispani Holdings Inc. were terminated.  In January 2020, Mr. Cruz and Mr. Brezer became employees of the Company.

In November 2020, the Company signed employment agreements with Charlie Brezer, a director of the Company, and Daniel Cruz, the former CFO and director of the Company. The agreements require total payments of CAD$17,500 per month each. The agreement with Mr. Cruz was terminated upon his resignation as CFO and a director of the Company. Included in the employment agreement with Mr. Brezer is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause.

Effective January 2021, the Company signed an employment agreement with Ronald Thomson, the new CEO of the Company. The agreement requires payments of CAD$20,000 per month. Included in the agreement is: (1) a provision for three months written notice or salary paid in lieu of notice upon termination without just cause and (2) a provision to increase the base salary to CAD$30,000 per month, retroactive to January 1, 2021, upon the Company raising $5 million in funding (which has been achieved). In January 2021, Mr. Thomson was elected to the Board of Directors. In accordance with Mr. Thomson’s agreement, the Company granted him 750,715 stock options with an exercise price of $1.90 and a term of five years. The options will vest as follows: 107,245 on June 1, 2021, 321,735 on January 1, 2022, and 321,735 on January 1, 2023.

Outstanding Option-Based Awards for Named Executive Officers

The following tables set forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer as at November 30, 2021 and 2020:

As at November 30, 2021

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($) (1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ronald Thomson	643,470	1.90	Jan. 1, 2026	Nil	Nil	N/A	N/A
Andy Wilson	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Daniel Cruz	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Charlie Brezer	N/A	N/A	N/A	N/A	73,541	$91,190	N/A
Joshua Jackson	N/A	N/A	N/A	N/A	73,541	$91,190	N/A

(1)Based on closing price of shares on November 30, 2021 of $1.24 per share.

As at November 30, 2020

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($) (2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Daniel Cruz (3)	150,000 125,000	2.55 (1) 2.55 (1)	Feb 28, 2024 July 23, 2025	Nil Nil	220,625	383,888	N/A
Charlie Brezer	107,995 125,000	2.55 (1) 2.55 (1)	Feb 28, 2024 July 23, 2025	Nil Nil	220,625	383,888	N/A

(1)The exercise price was subsequently reduced to $1.90 per share as of January 1, 2021.

(2)Based on closing price of shares on November 30, 2020 of $1.74 per share.

(3)Mr. Cruz resigned as CFO and a director during fiscal 2021, subsequent to which all of his options expired.

Option Exercises During the Fiscal Years Ended November 30, 2021 and 2020

During the fiscal year ended November 30, 2021, after Mr. Cruz had resigned as CFO, he exercised 10,000 options with an exercise price of $1.90 and expiry of February 28, 2024.

During the fiscal year ended November 30, 2020, on March 24, 2020, Charlie Brezer exercised 42,005 stock options to acquire 42,005 common shares at a price of $2.55 per share.

Option Repricing

During the year ended November 30, 2021, on January 1, 2021, the Company repriced 882,995 Options with an exercise price of $2.55 and 25,000 Options with an exercise price of 2.57 to $1.90 per Option. All other terms of remained unchanged.

The Company did not reprice any stock options during the year ended November 30, 2020.

Value Vested or Earned

The following tables set forth particulars of the value of option-based awards and share awards which vested during the years ended November 30, 2021 and 2020, and the value of non-equity incentive plan compensation earned during the years ended November 30, 2021 and 2020 for each Named Executive Officers:

Year Ended November 30, 2021

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Ronald Thomson	Nil	Nil	Nil
Andy Wilson	Nil	Nil	Nil

Daniel Cruz	Nil	275,783 (4)	N/A
Charlie Brezer	Nil	275,783	N/A
Joshua Jackson	Nil	275,783	N/A

(1)This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on November 30, 2021. If the option was not-in-the-money then a NIL value was assigned.

(2)RSUs vested during the year ended November 30, 2021, based on the closing price of shares on the date of vesting of $1.86 per share and $1.89 per share.

(3)The Company did not pay any non-equity incentive plan compensation during the year ended November 30, 2021.

(4)Mr. Cruz received 73,542 common shares valued at $138,994 after he had resigned as CFO.

Year Ended November 30, 2020

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Daniel Cruz	Nil	108,107	N/A
Charlie Brezer	Nil	108,107	N/A

(1)This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on November 30, 2020. If the option was not-in-the-money then a NIL value was assigned.

(2)RSUs vested during the year ended November 30, 2020, based on the closing price of shares on the date of vesting of $1.47 per share.

(3)The Company did not pay any non-equity incentive plan compensation during the year ended November 30, 2020.

The Company did not have a formal stock option plan for the years ended November 30, 2021 and 2020.  Stock options generally vested on grant date.  The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date.

Further details regarding stock options may be found in the sections above titled "Option-Based Awards for Named Executive Officers" and below titled "Outstanding Option-Based Awards for Directors".

Pension Plan Benefits

The Company does not have a pension plan or defined contribution plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

Effective January 2021, the Company signed an employment agreement with Ronald Thomson, the new CEO of the Company. Included in the agreement is: (1) a provision for three months written notice or salary paid in lieu of notice upon termination without just cause and (2) a provision to increase the base salary to CAD$30,000 per month, retroactive to January 1, 2021, upon the Company raising $5 million in funding (which has been achieved).

In November 2020, the Company signed employment agreements with Charlie Brezer, a director of the Company, and Daniel Cruz, the CFO and a director of the Company. The agreements require total payments of CAD$17,500 per month each. Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause. Mr. Cruz’s employment agreement was terminated in fiscal 2021 and was replaced by a consulting agreement with the same compensation.  Upon his resignation as CFO and director of the Company, Mr. Cruz’s consulting agreement was terminated and he is owed a balance of CAD$121,553.

Director Compensation

Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers of the Company. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following tables set forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's fiscal years ended November 30, 2021 and 2020:

Year Ended November 30, 2021

Director Name	Fees Earned ($)	Share-based Awards ($)(1)	Option-Based Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Stephen Jackson	4,787	28,125	4,608	Nil	Nil	37,520
Nancy Basi	4,787	28,125	2,144	Nil	Nil	35,056

(1)Represents RSUs vested during the year ended November 30, 2021, based on the closing price of shares on the dates of vesting of $1.86 per share, and $1.89 per share.

(2)The value of option awards reflects the grant date fair value of option based awards in the 2021 fiscal year.  The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model.

(3)During fiscal 2021, no options were granted; however, options granted in fiscal 2019 and 2020 were repriced from $2.55 to $1.90.

Year Ended November 30, 2020

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Stephen Jackson	4,483	11,025	6,587	Nil	Nil	22,095
Nancy Basi	4,483	11,025	40,598	N/A	N/A	56,106

(1)The value of option awards reflects the grant date fair value of option based awards in the 2020 fiscal year. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model.

Outstanding Option-Based Awards for Directors

Options for the purchase of Shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in "Option-Based Awards".

The following tables set forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at November 30, 2021 and 2020:

As at November 30, 2021

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($) (1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Stephen Jackson	N/A	N/A	N/A	N/A	7,500	9,300	N/A
Nancy Basi	N/A	N/A	N/A	N/A	7,500	9,300	N/A

(1)Based on closing price of shares on November 30, 2021 of $1.24 per share.

As at November 30, 2020

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($) (2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Stephen Jackson	N/A	N/A	N/A	N/A	22,500	39,150	N/A
Nancy Basi	N/A	N/A	N/A	N/A	22,500	39,150	N/A

(1)Based on closing price of shares on November 30, 2020 of $1.74 per share at an exchange rate of 1.2965.

On April 2, 2020, Joshua Jackson exercised 11,500 stock options to acquire 11,500 common shares at a price of $2.55 per share.

Value Vested or Earned

The following tables set forth particulars of the value of option-based awards and share-based awards which vested during the years ended November 30, 2021 and 2020, and the value of non-equity incentive plan compensation earned during the years ended November 30, 2021 and 2020 for each director of the Company who was not a Named Executive Officer:

Year Ended November 30, 2021

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Stephen Jackson	Nil	28,125	N/A
Nancy Basi	Nil	28,125	N/A

(1)This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on November 30, 2020. If the option was not-in-the-money then a NIL value was assigned.

(2)RSUs vested during the year ended November 30, 2021, based on the closing price of shares on the date of vesting of $1.86 per share and $1.89 per share.

(3)The Company did not pay any non-equity incentive plan compensation during the year ended November 30, 2021.

Year Ended November 30, 2020

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Stephen Jackson	Nil	11,025	N/A
Nancy Basi	Nil	11,025	N/A

(1)This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on November 30, 2020. If the option was not-in-the-money then a NIL value was assigned.

(2)RSUs vested during the year ended November 30, 2020, based on the closing price of shares on the date of vesting of 1.47 per share.

(3)The Company did not pay any non-equity incentive plan compensation during the year ended November 30, 2020.

The Company did not have a formal stock option plan for the years ended November 30, 2021 and 2020.  Stock options generally vested on grant date. The value vested during the years varies according to the vesting date and the market price of the underlying securities on a selected exercise date.

Further details regarding stock options may be found in the sections above titled "Option-Based Awards for Named Executive Officers" and "Outstanding Option-Based Awards for Directors".

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLAN

The Company did not have a formal stock option plan for the years ended November 30, 2021 and 2020. The Company occasionally granted stock options to its employees, officers, directors and consultants entitling them to purchase Shares. The options granted are exercisable at a price which is equal to or greater than the fair market value of the Shares at the date the Options are granted. The following tables sets out information regarding equity securities of the Company as of November 30, 2021 and 2020.

As of November 30, 2021

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (1)
Equity securities not approved by Shareholders (1)	1,755,445	$1.90	N/A
TOTAL	1,755,445	$1.90	N/A

(1)Under the Business Corporations Act (British Columbia), equity compensation arrangements may be approved by the Board of Directors. There is no requirement for shareholder approval.

As of November 30, 2020

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (1)
Equity securities not approved by Shareholders (1)	957,995	$2.55	N/A
TOTAL	957,995	$2.55	N/A

(1)Under the Business Corporations Act (British Columbia), equity compensation arrangements may be approved by the Board of Directors. There is no requirement for shareholder approval.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers, and employees, proposed nominees for election as directors or their associates has been indebted to the Company or to any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last two completed financial years, or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiaries, except as disclosed herein.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided by the audited consolidated financial statements of the Company for the financial years ended November 30, 2021 and 2020 and related Management’s Discussion & Analysis, which have been filed on SEDAR. Shareholders may also contact the Corporate Secretary of the Company to request a copy of these documents at 67 East 5th Avenue, Vancouver, British Columbia V5T 1G7 – telephone (604) 604-831-9304.

BOARD APPROVAL

The Board has approved the content and distribution of this Management Information Circular.

DATED at Vancouver, British Columbia, this 7th day of April, 2022.

BY ORDER OF THE BOARD

/s/ Joshua Jackson

Joshua Jackson,

Chair

Appendix A

Omnibus Equity Incentive Plan

[Please see attached]

1

LIQUID MEDIA GROUP LTD.

OMNIBUS EQUITY INCENTIVE PLAN

April 7, 2022

TABLE OF CONTENTS

Page

Article 1 PURPOSE1

1.1Purpose1

Article 2 INTERPRETATION1

2.1Definitions1

2.2Interpretation8

Article 3 ADMINISTRATION9

3.1Administration9

3.2Delegation to Committee10

3.3Determinations Binding10

3.4Eligibility10

3.5Plan Administrator Requirements10

3.6Total Shares Subject to Awards11

3.7Limits on Grants of Awards11

3.8Award Agreements11

3.9Non-transferability of Awards12

Article 4 OPTIONS12

4.1Granting of Options12

4.2Exercise Price12

4.3Term of Options12

4.4Vesting and Exercisability12

4.5Payment of Exercise Price13

Article 5 DEFERRED SHARE UNITS14

5.1Granting of DSUs14

5.2DSU Account15

5.3Vesting of DSUs15

5.4Settlement of DSUs15

Article 6 RESTRICTED SHARE UNITS16

6.1Granting of RSUs16

6.2RSU Account16

6.3Vesting of RSUs16

6.4Settlement of RSUs17

Article 7 PERFORMANCE SHARE UNITS17

7.1Granting of PSUs17

7.2Terms of PSUs17

7.3Performance Goals18

7.4PSU Account18

7.5Vesting of PSUs18

7.6Settlement of PSUs18

Article 8 OTHER SHARE-BASED AWARDS19

Article 9 ADDITIONAL AWARD TERMS19

9.1Dividend Equivalents19

9.2Blackout Period20

9.3Withholding Taxes20

9.4Recoupment20

Article 10 TERMINATION OF EMPLOYMENT OR SERVICES21

10.1Termination of Employment, Services or Director21

10.2Discretion to Permit Acceleration22

Article 11 EVENTS AFFECTING THE CORPORATION23

11.1General23

11.2Change in Control23

11.3Reorganization of Corporation’s Capital24

11.4Other Events Affecting the Corporation24

11.5Immediate Acceleration of Awards24

11.6Issue by Corporation of Additional Shares25

11.7Fractions25

Article 12 U.S. TAXPAYERS25

12.1Provisions for U.S. Taxpayers25

12.2ISOs25

12.3ISO Grants to 10% Shareholders25

12.4$100,000 Per Year Limitation for ISOs26

12.5Disqualifying Dispositions26

12.6Section 409A of the Code26

12.7Section 83(b) Election27

Article 13 AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN27

13.1Amendment, Suspension, or Termination of the Plan27

13.2Shareholder Approval27

13.3Permitted Amendments28

Article 14 MISCELLANEOUS29

14.1Legal Requirement29

14.2No Other Benefit29

14.3Rights of Participant29

14.4Corporate Action29

14.5Conflict29

14.6Anti-Hedging Policy29

14.7Participant Information30

14.8Participation in the Plan30

14.9International Participants30

14.10Successors and Assigns30

14.11General Restrictions on Assignment30

14.12Severability30

14.13Notices31

14.14Effective Date31

14.15Governing Law31

14.16Submission to Jurisdiction31

Liquid Media Group Ltd.

Omnibus Equity Incentive Plan

Article 1PURPOSE

1.1Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long term investments and proprietary interests in the Corporation.

Article 2INTERPRETATION

2.1Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106 – Prospectus Exemptions, as amended from time to time;

“Award” means any Option, Deferred Share Unit, Restricted Share Unit, Performance Share Unit or Other Share-Based Award granted under this Plan, which may be denominated or settled in Shares, cash or in such other forms as provided for herein;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, and evidencing the terms and conditions on which an Award has been granted under this Plan (including written or other applicable employment agreements) and which need not be identical to any other such agreements;

“Board” means the board of directors of the Corporation as it may be constituted from time to time;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Toronto are open for commercial business during normal banking hours;

“Canadian Taxpayer” means a Participant that is resident in Canada for purposes of the Tax Act;

“Cash Fees” has the meaning set forth in Subsection 5.1(a);

“Cause” means, with respect to a particular Employee:

(a)“cause” as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee;

(b)in the event there is no written or other applicable employment agreement between the Corporation or a subsidiary of the Corporation or “cause” is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

(c)in the event neither clause (a) nor (b) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where an employer can terminate an individual’s employment without notice or pay in lieu thereof;

“Change in Control” means the occurrence of any one or more of the following events:

(a)any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert (other than the Corporation or a wholly-owned subsidiary of the Corporation) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (British Columbia)) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a wholly-owned subsidiary of the Corporation;

(c)the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one or more Persons which were wholly-owned subsidiaries of the Corporation prior to such event;

(d)the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a wholly-owned subsidiary of the Corporation);

(e)any other event which the Board determines to constitute a change in control of the Corporation; or

(f)individuals who comprise the Board as of the last annual meeting of shareholders of the Corporation (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board;

provided that, notwithstanding clauses (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred pursuant to clauses (a), (b), (c) or (d) above if immediately following the transaction set forth in clause (a), (b), (c) or (d) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (b) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code;

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time;

“Commencement Date” has the meaning set forth in Section 10.1(e);

“Committee” has the meaning set forth in Section 3.2;

“Consultant” means an individual consultant or an employee or director of a consultant entity, other than a Participant that is an Employee, who:

(a)is engaged to provide services on a bona fide basis to the Corporation or a subsidiary of the Corporation, other than services provided in relation to a distribution of securities of the Corporation or a subsidiary of the Corporation;

(b)provides the services under a written contract with the Corporation or a subsidiary of the Corporation; and

(c)spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary of the Corporation;

“Control” means:

(a)when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(b)when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(c)when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

“Corporation” means Liquid Media Group Ltd.;

“Date of Grant” means, for any Award, the date the Award was granted;

“Deferred Share Unit” or “DSU” means any right granted under Article 5 of this Plan;

“Director” means a director of the Corporation who is not an Employee;

“Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

“Disabled” or “Disability” means, in respect of a Participant, suffering from a state of mental or physical disability, illness or disease that prevents the Participant from carrying out his or her normal duties as an Employee for a continuous period of six months or for any period of six months in any consecutive twelve month period, as certified by two medical doctors or as otherwise determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

“Effective Date” means the effective date of this Plan, being April 7, 2022;

“Elected Amount” has the meaning set forth in Subsection 5.1(a);

“Electing Person” means a Participant who is, on the applicable Election Date, a Director;

“Election Date” means the date on which the Electing Person files an Election Notice in accordance with Subsection 5.1(b);

“Election Notice” has the meaning set forth in Subsection 5.1(b);

“Employee” means an individual who:

(a)is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(b)works full-time or part-time on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary, and, for greater certainty, includes any Executive Chairman of the Corporation.

“Exchange” means Nasdaq, and any other exchange on which the Shares are or may be listed from time to time;

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

“Insider” has the meaning given to such term by the Securities Act (British Columbia), as such manual may be amended, supplemented or replaced from time to time;

“Market Price” at any date in respect of the Shares shall be the volume weighted average trading price of the Shares on the Exchange for the five trading days immediately preceding the Date of Grant (or, if such Shares are not then listed and posted for trading on the Exchange, on such stock exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Board); provided that with respect to an Award made to a U.S. Taxpayer, such Participant and the number of Shares subject to such Award shall be identified by the Board or the Committee prior to the start of the applicable five trading day period. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code;

“Option” means a right to purchase Shares under Article 4 of this Plan that is non-assignable and non-transferable, unless otherwise approved by the Plan Administrator;

“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

“Other Share-Based Award” means any right granted under Article 8;

“Participant” means an Employee, Consultant or Director to whom an Award has been granted under this Plan;

“Participant’s Employer” means with respect to a Participant that is or was an Employee, the Corporation or such subsidiary of the Corporation as is or, if the Participant has ceased to be employed by the Corporation or such subsidiary of the Corporation, was the Participant’s Employer;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

“Performance Share Unit” or “PSU” means any right granted under Article 7 of this Plan;

“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this Omnibus Equity Incentive Plan, as may be amended from time to time;

“Plan Administrator” means the Board or, to the extent that the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

“Retirement” means, unless otherwise defined in the Participant’s written or other applicable employment agreement or in the Award Agreement, the termination of the Participant’s working career at the age of 67 or such other retirement age, with consent of the Plan Administrator, if applicable;

“Section 409A of the Code” means Section 409A of the Code and all regulations, guidance, compliance programs, and other interpretive authority issued thereunder;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

“Security Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, officers, Employees and/or service providers of the Corporation or any subsidiary of the Corporation;

“Share” means one common share in the capital of the Corporation as constituted on the Effective Date, or any share or shares issued in replacement of such common share in compliance with Canadian law or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or after an adjustment contemplated by Article 11, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

“subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan to be a subsidiary, including, without limitation, Tacan Mining Company Limited and Tanzania American International Development Corporation, provided that, in the case of a Canadian Taxpayer, the issuer is related (for purposes of the Tax Act) to the Corporation;

“Tax Act” has the meaning set forth in Section 4.5(d);

“Termination Date” means:

(a)in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation in a written employment agreement, or other written agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no written employment agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which an Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given, and “Termination Date” specifically does not mean the date of termination of any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant;

(b)in the case of a Consultant whose consulting agreement or arrangement with the Corporation or a subsidiary of the Corporation, as the case may be, terminates, the date that is designated by the Corporation or the subsidiary of the Corporation (as the case may be), as the date on which the Participant’s consulting agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given, and “Termination Date” specifically does not mean the date on which any period of notice of termination that the Corporation or the subsidiary of the Corporation (as the case may be) may be required to provide to the Participant under the terms of the consulting agreement or arrangement expires; or

(c)in the case of a U.S. Taxpayer, a Participant’s “Termination Date” will be the date the Participant experiences a “separation from service” with the Corporation or a subsidiary of the Corporation within the meaning of Section 409A of the Code.

“U.S.” means the United States of America; and

“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

2.2Interpretation

(a)Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

(b)As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)Unless otherwise specified, all references to money amounts are to United States Dollars (USD).

(f)The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

Article 3ADMINISTRATION

3.1Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)determine the individuals to whom grants of Awards under the Plan may be made;

(b)make grants of Awards under the Plan, whether relating to the issuance of Shares or otherwise (including any combination of Options, Deferred Share Units, Restricted Share Units, Performance Share Units or Other Share-Based Awards), in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i)the time or times at which Awards may be granted;

(ii)the conditions under which:

(A)Awards may be granted to Participants; or

(B)Awards may be forfeited to the Corporation,

including any conditions relating to the attainment of specified Performance Goals;

(iii)the number of Shares to be covered by any Award;

(iv)the exercise price to be paid by a Participant in connection with the purchase of Shares covered by any Options;

(v)whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)establish the form or forms of Award Agreements;

(d)cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e)construe and interpret this Plan and all Award Agreements;

(f)adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub-

plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2Delegation to Committee

(a)The initial Plan Administrator shall be the Compensation Committee of the Board.

(b)To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board, which need not be the Compensation Committee (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party.

3.3Determinations Binding

Except as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation and all subsidiaries of the Corporation, the affected Participant(s), their respective legal and personal representatives and all other Persons.

3.4Eligibility

All Employees, Consultants and Directors are eligible to participate in the Plan, subject to Section 10.1(f). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Employee, Consultant or Director any right to receive any grant of an Award pursuant to the Plan. The extent to which any Employee, Consultant or Director is entitled to receive a grant of an Award pursuant to the Plan will be determined in the discretion of the Plan Administrator.

3.5Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6Total Shares Subject to Awards

(a)Subject to adjustment as provided for in Article 11 and any subsequent amendment to this Plan, the aggregate number of Shares reserved for issuance pursuant to Awards granted under this Plan, including any options granted under previous stock option plans outstanding as of the date of this Plan, shall not exceed 10% of the Corporation’s total issued and outstanding Shares from time to time . This Plan is considered an “evergreen” plan, since the shares covered by Awards which have been exercised or terminated shall be available for subsequent grants under the Plan and the number of Awards available to grant increases as the number of issued and outstanding Shares increases.

(b)To the extent any Awards (or portion(s) thereof) under this Plan are exercised, terminate or are cancelled for any reason prior to exercise in full, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c)Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7Limits on Grants of Awards

Notwithstanding anything in this Plan:

(a)the aggregate number of Shares:

(i)issuable to Insiders at any time under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding Shares; and

(ii)issued to Insiders within any one year period, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding Shares, provided that the acquisition of Shares by the Corporation for cancellation shall not constitute non-compliance with this Section 3.7 for any Awards outstanding prior to such purchase of Shares for cancellation.

3.8Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, any Award Agreement to a Participant granted an Award pursuant to this Plan.

3.9Non-transferability of Awards

Except as permitted by the Plan Administrator, and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards or under this Plan whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect.

Article 4OPTIONS

4.1Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant.

4.3Term of Options

Subject to Section 9.2 and any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4Vesting and Exercisability

(a)The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b)Once an instalment becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option or instalment may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any instalment of any Option becomes exercisable.

(c)Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d)The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5Payment of Exercise Price

(a)Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in Section 4.5(b), or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by the Securities Laws, or any combination of the foregoing methods of payment.

(b)Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, a Participant shall receive upon the exercise of an Option in accordance with the terms of this Plan (instead of payment of the Exercise Price and receipt of Shares issuable upon payment of the Exercise Price) the number of Shares equal to:

(i)the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less

(ii)the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares, divided by

(iii)the Market Price per Share as of the date such Option (or portion thereof) is exercised.

(c)No Shares will be issued or transferred until full payment therefor has been received by the Corporation.

(d)If a Participant exercises Options through the cashless exercise process set out in Section 4.5(b), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the “Tax Act”) in respect of such exercise if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such exercise, the Corporation will cause such election to be so made and filed (and such other procedures to be so undertaken).

Article 5DEFERRED SHARE UNITS

5.1Granting of DSUs

(a)The Plan Administrator may fix, from time to time, a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 5.1(b) to participate in the grant of additional DSUs pursuant to this Article 5. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 5 shall receive their Elected Amount (as that term is defined below) in the form of DSUs in lieu of cash. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that are otherwise intended to be paid in cash (the “Cash Fees”).

(b)Each Electing Person who elects to receive their Elected Amount in the form of DSUs in lieu of cash will be required to file a notice of election in the form of Schedule A hereto (the “Election Notice”) with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply (other than for Director Fees payable for the 2021 financial year, in which case any Electing Person who is not a U.S. Taxpayer as of the date of this Plan shall file the Election Notice by the date that is 30 days from the effective date of the Plan with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of an existing Electing Person who is a U.S. Taxpayer as of the Effective Date of this Plan, an initial Election Notice may be filed by the date that is 30 days from the Effective Date only with respect to compensation paid for services to be performed after the Election Date; and, in the case of a newly appointed Electing Person who is a U.S. Taxpayer, an Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the Election Date. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c)Subject to Subsection 5.1(d), the election of an Electing Person under Subsection 5.1(b) shall be deemed to apply to all Cash Fees that would be paid subsequent to the filing of the Election Notice, and such Electing Person is not required to file another Election Notice for subsequent calendar years.

(d)Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate his or her election to receive DSUs in lieu of Cash Fees by filing with the Chief Financial Officer of the Corporation a notice in the form of Schedule B hereto. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a “black-out” on trading. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 5.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 5, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs in lieu of cash again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs in lieu of cash for any calendar year is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Schedule C is delivered.

(e)Any DSUs granted pursuant to this Article 5 prior to the delivery of a termination notice pursuant to Section 5.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f)The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount of any compensation that is to be paid in DSUs (including Director Fees and any Elected Amount), as determined by the Plan Administrator, by (ii) the Market Price of a Share on the Date of Grant.

(g)In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

5.2DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

5.3Vesting of DSUs

Except as otherwise determined by the Plan Administrator, DSUs shall vest immediately upon grant.

5.4Settlement of DSUs

(a)DSUs shall be settled on the date established in the Award Agreement; provided, however that in no event shall a DSU Award be settled prior to, or later than one (1) year following, the date of the applicable Participant’s separation from service. In the case of a Participant (other than a Canadian Participant), in no event shall a DSU Award be settled later than three (3) years following the date of the applicable Participant’s separation from service. If the Award Agreement does not establish a date for the settlement of the DSUs, then the settlement date shall be the date of separation from service, subject to the delay that may be required under Section 12.6(d) below in the case of a U.S. Participant. Subject to Section 12.6(d) below in the case of a U.S. Participant, and except as otherwise provided in an Award Agreement, on the settlement date for any DSU, the Participant shall redeem each vested DSU for:

(i)one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct, or

(ii)a cash payment, or

(iii)a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above,

in each case as determined by the Plan Administrator in its discretion.

(b)Any cash payments made under this Section 5.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

Article 6RESTRICTED SHARE UNITS

6.1Granting of RSUs

(a)The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of services rendered in the year of grant. The terms and conditions of each RSU grant shall be evidenced by an Award Agreement.

(b)The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 6 will be calculated by dividing (i) the amount of any compensation that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Share on the Date of Grant.

6.2RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

6.3Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs.

6.4Settlement of RSUs

(a)The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs. Subject to Section 12.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, the Participant shall redeem each vested RSU for:

(i)one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct, or

(ii)a cash payment, or

(iii)a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above,

in each case as determined by the Plan Administrator in its discretion.

(b)Any cash payments made under this Section 6.4 by the Corporation to a Participant in respect of RSUs to be redeemed for cash shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

(d)Subject to Section 12.6(d) below and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU, under this Section 6.4 any later than the final Business Day of the third calendar year following the year in which the RSU is granted.

Article 7PERFORMANCE SHARE UNITS

7.1Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of services rendered in the year of grant. The terms and conditions of each PSU grant shall be evidenced by an Award Agreement. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 7.6(a)), upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

7.2Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the termination of a Participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

7.3Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. The Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

7.4PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

7.5Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs.

7.6Settlement of PSUs

(a)The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs. Subject to Section 12.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU, the Participant shall redeem each vested PSU for:

(i)one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct, or

(ii)a cash payment, or

(iii)a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above,

in each case as determined by the Plan Administrator in its discretion.

(b)Any cash payments made under this Section 7.6 by the Corporation to a Participant in respect of PSUs to be redeemed for cash shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

(d)Subject to Section 12.6(d) below and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU, under this Section 7.6 any later than the final Business Day of the third calendar year following the year in which the PSU is granted.

Article 8OTHER SHARE-BASED AWARDS

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Other Share-Based Awards to any Participant. The terms and conditions of each Other Share-Based Award grant shall be evidenced by an Award Agreement. Each Other Share-Based Award shall consist of a right (1) which is other than an Award or right described in Article 4, Article 5, Article 6, and Article 7 above, and (2) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares) as are deemed by the Plan Administrator to be consistent with the purposes of the Plan; provided, however, that such right will comply with applicable law. Subject to the terms of the Plan and any applicable Award Agreement, the Plan Administrator will determine the terms and conditions of Other Share-Based Awards. Shares or other securities delivered pursuant to a purchase right granted under this Article 8 will be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including, without limitation, cash, Shares, other securities, other Awards, other property, or any combination thereof, as the Plan Administrator shall determine in its discretion.

Article 9ADDITIONAL AWARD TERMS

9.1Dividend Equivalents

(a)Unless otherwise determined by the Plan Administrator and set forth in the particular Award Agreement, as part of a Participant’s grant of DSUs or RSUs (as applicable) and in respect of the services provided by the Participant for such original grant, PSUs, DSUs and RSUs (as applicable) shall be credited with dividend equivalents in the form of additional PSUs, DSUs or RSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of PSUs, DSUs or RSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (ii) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account shall vest in proportion to the PSUs, DSUs or RSUs, as applicable, to which they relate, and shall be settled in accordance with Section 5.4 or 6.4, as applicable.

(b)The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

9.2Blackout Period

In the event that the Date of Grant occurs, or an Award expires, at a time when an undisclosed material change or material fact in the affairs of the Corporation exists, the effective Date of Grant for such Award, or expiry of such Award, as the case may be, will be no later than 10 business days after which there is no longer such undisclosed material change or material fact, and the Market Price with respect to the grant of such Award shall be calculated based on the five business days immediately preceding the effective Date of Grant.

9.3Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or an Affiliate of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or an Affiliate of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount.

9.4Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation and in effect at the Date of Grant of the Award, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 9.4 to any Participant or category of Participants.

Article 10TERMINATION OF EMPLOYMENT OR SERVICES

10.1Termination of Employment, Services or Director

Subject to Section 10.2, unless otherwise determined by the Plan Administrator or as set forth in an employment agreement, Award Agreement or other written agreement:

(a)where a Participant’s employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant or termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

(b)where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest, which vested Options or other Awards may be exercised or surrendered to the Corporation by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is 90 days after the Termination Date. Any Option or other Award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period;

(c)where a Participant becomes Disabled, then any Option or other Award held by the Participant that has not vested as of the date of the Disability of such Participant shall vest on such date and may be exercised or surrendered to the Corporation by the Participant at any time until the Expiry Date of such Award. Any Option or other Award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period;

(d)where a Participant’s employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then any Option or other Award held by the Participant that has not vested as of the date of the death of such Participant shall vest on such date and may be exercised or surrendered to the Corporation by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the first anniversary of the date of the death of such Participant. Any Option or other Award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period;

(e)where a Participant’s employment, consulting agreement or arrangement is terminated due to Retirement, then any Option or other Award held by the Participant that has not vested as of the date of such Retirement shall continue to vest in accordance with its terms and may be exercised or surrendered to the Corporation by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the first anniversary of the Participant’s date of Retirement. Any Option or other Award that remains unexercised or has not been surrendered to the Corporation by the Participant shall be immediately forfeited upon the termination of such period. Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

(f)a Participant’s eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

(i)the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(ii)the date of the death, Disability or Retirement of the Participant; and

(g)notwithstanding Subsection 10.1(b), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation.

10.2Discretion to Permit Acceleration

Notwithstanding the provisions of Section 10.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.

Article 11EVENTS AFFECTING THE CORPORATION

11.1General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 11 would have an adverse effect on this Plan or on any Award granted hereunder.

11.2Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant:

(a)The Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction net of any exercise price payable by the Participant (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights net of any exercise price payable by the Participant, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted under this Subsection 11.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 11.2(a)) any property in connection with a Change of Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act), of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted.

(b)Subject to any required stock exchange or regulatory approval, notwithstanding Subsection 11.2(a), and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards granted under this Plan (other than Options held by Canadian Taxpayers) at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, or in the case of Options held by a Canadian Taxpayer by permitting the Canadian Taxpayer to surrender such Options to the Corporation for an amount for each such Option equal to the fair market value of such Option as determined by the Plan Administrator, acting reasonably, upon the completion of the Change in Control (following which such Options may be cancelled for no consideration).

(c)It is intended that any actions taken under this Section 11.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers.

11.3Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

11.4Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange (if required), authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

11.5Immediate Acceleration of Awards

In taking any of the steps provided in Sections 11.3 and 11.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 11.3 and 11.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required, to permit the immediate vesting of any unvested Awards.

11.6Issue by Corporation of Additional Shares

Except as expressly provided in this Article 11, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards or other entitlements of the Participants under such Awards.

11.7Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, (whether as a result of any adjustment under this Article 11, a dividend equivalent or otherwise), a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

Article 12U.S. TAXPAYERS

12.1Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (“ISOs”). Each Option shall be designated in the Award Agreement as either an ISO or a non-qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO.

12.2ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 100,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. At the discretion of the Plan Administrator, ISOs may be granted to any employee of the Corporation, or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Sections 424(e) and (f) of the Code.

12.3ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

12.4$100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation) exceeds $100,000, such excess ISOs shall be treated as non-qualified stock options.

12.5Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

12.6Section 409A of the Code

(a)This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b)All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

(c)The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer’s vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code.

(d)Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service”

within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six-month anniversary of such separation from service.

12.7Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation.

Article 13AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

13.1Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion, determines appropriate, provided, however, that:

(a)no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

(b)any amendment that would cause an Award held by a U.S. Taxpayer be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

13.2Shareholder Approval

Notwithstanding Section 13.1 and subject to any rules of the Exchange, approval of the holders of the Shares shall be required for any amendment, modification or change that:

(a)increases the percentage of Shares reserved for issuance under the Plan, except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)increases or removes the 10% limits on Shares issuable or issued to Insiders as set forth in Subsection 3.7(a);

(c)reduces the exercise price of an Award (for this purpose, a cancellation or termination of an Award of a Participant prior to its Expiry Date for the purpose of reissuing an Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d)extends the term of an Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within five business days following the expiry of such a blackout period);

(e)permits an Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(f)increases or removes the limits on the participation of Directors;

(g)permits Awards to be transferred to a Person other than for normal estate settlement purposes;

(h)changes the eligible participants of the Plan; or

(i)deletes or reduces the range of amendments which require approval of shareholders under this Section 13.2.

13.3Permitted Amendments

Without limiting the generality of Section 13.1, but subject to Section 13.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a)making any amendments to the general vesting provisions of each Award;

(b)making any amendments to the provisions set out in Article 10;

(c)making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d)making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

(e)making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

Article 14MISCELLANEOUS

14.1Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

14.2No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

14.3Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Employee, Consultant or Director. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

14.4Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

14.5Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Plan shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant’s employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the Plan shall prevail.

14.6Anti-Hedging Policy

By accepting the Option or Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Options or Awards.

14.7Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan (including as to whether the circumstances described in Section 10.1(e) or 12.3 exist). Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

14.8Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

14.9International Participants

With respect to Participants who reside or work outside Canada, the Plan Administrator may, in its discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

14.10Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

14.11General Restrictions on Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

14.12Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

14.13Notices

All written notices to be given by a Participant to the Corporation shall be delivered personally, e-mail or mail, postage prepaid, addressed as follows:

Liquid Media Group Ltd.
67 East 5th Avenue,
Vancouver, BC  V5T 1G7

Attention: Donna Moroney (dmoroney@wiklow.com)

All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth business day following the date of mailing; provided that in the event of any actual or imminent postal disruption, notices shall be delivered to the appropriate party and not sent by mail. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

14.14Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation.

14.15Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the internal laws of the Province of British Columbia and the federal laws of Canada applicable therein, without reference to conflicts of law rules.

14.16Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

SCHEDULE A

LIQUID MEDIA GROUP LTD.
EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 5 of the Plan and to receive ____% of my Cash Fees in the form of DSUs in lieu of cash.

I confirm that:

(a)I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

(b)I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

(c)The value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed.

(d)To the extent I am a U.S. taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan’s text.

Date:
(Name of Participant)

(Signature of Participant)

SCHEDULE B

LIQUID MEDIA GROUP LTD.
EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 5 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note:An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

SCHEDULE C

LIQUID MEDIA GROUP LTD.
EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs
(U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in DSUs in accordance with Article 5 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note:An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.